Exhibit 21.1

List of Principal Subsidiaries and Variable Interest Entity of the Registrant

Principal Subsidiaries	Place of Incorporation
YXT.COM Holding Limited	British Virgin Islands

Digital B-School China Limited	Cayman Islands

CEIBS Management Limited	British Virgin Islands

YXT.COM (HK) Limited	Hong Kong

CEIBS Publishing Group Limited	Hong Kong

Yunxutang Information Technology (Jiangsu) Co., Ltd.	PRC

Fenghe Enterprise Management Consulting (Shanghai) Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation
Jiangsu Yunxuetang Network Technology Co., Ltd.	PRC

Shanghai China Europe International Culture Communication Co., Ltd.	PRC

Shanghai Fenghe Culture Communication Co., Ltd.	PRC